Exhibit 99.1

Braiin Partners with Switchcraft to Embed Utility and Telecom Switching Across Its UK Living Infrastructure Platform Targeting The Estimated £25 Billion UK Residential Lifecycle Services Market

Partnership adds white-labelled switching infrastructure for electricity, gas, broadband and telecom services, expanding Braiin’s AI-native Living Infrastructure platform

MELBOURNE, Australia & LONDON, United Kingdom — May 26, 2026 — Braiin Limited (NASDAQ: BRAI) today announces a strategic partnership with leading UK switching infrastructure provider, Switchcraft to integrate embedded utility and telecom switching capabilities across Braiin’s expanding UK Living Infrastructure and PropTech ecosystem. Under the agreement, Braiin will leverage Switchcraft’s white-labelled API infrastructure to power embedded utility and telecom switching experiences across its connected platforms, enabling users to compare, activate, and manage household services – electricity, gas, broadband, and telecom — directly within the Braiin environment.

“This partnership represents another important milestone in Braiin’s strategy to build an AI-native Living Infrastructure platform for the global residential lifecycle economy,” said Natraj Balasubramanian, Chief Executive Officer of Braiin Limited. “Utility activation, broadband enablement, and telecom switching remain highly fragmented across the moving and tenancy lifecycle despite being essential components of the residential experience.

“By integrating Switchcraft’s infrastructure into our platform, Braiin can now embed intelligent utility and telecom enablement directly into residential workflows at scale. We believe this can materially improve the customer experience, reduce friction for property stakeholders and unlock recurring monetisation opportunities across our UK PropTech operations without requiring significant internal infrastructure build. This allows Braiin to focus on customer acquisition, embedded distribution, AI orchestration, and platform scale,” Mr. Balasubramanian concluded.

The partnership is expected to strengthen the service-activation layer of Braiin’s Living Infrastructure strategy by enabling utility and telecom switching capabilities to be embedded directly into residential lifecycle workflows. The integration will support a more seamless digital experience for property managers, estate agencies, landlords, tenants and residential platforms, while creating a new commission-based recurring revenue opportunity for Braiin.

Braiin believes the UK market presents a significant long-term opportunity as residential services increasingly transition toward integrated digital ecosystems where utilities, connectivity, payments, customer engagement, and AI-powered automation are embedded directly into the property transaction journey. The partnership allows Braiin to integrate utility and telecom activation capabilities without building the underlying switching infrastructure internally, enabling the Company to focus on platform distribution, AI-powered orchestration, customer acquisition and monetisation.

The Company estimates the combined UK residential utilities, broadband, telecom, and connected household services market represents an approximately £25 billion annual opportunity, driven by millions of residential moves, tenant transitions, broadband activations, energy switches, and recurring household service spend across the UK housing ecosystem.

Braiin expects the embedded switching infrastructure to support monetisation opportunities across:

● Electricity and gas switching

● Broadband and telecom enablement

● Tenant onboarding workflows

● AI-powered residential engagement

● Embedded household commerce

● Connected property services

Switchcraft’s infrastructure enables API-driven switching capabilities alongside white-labelled marketplace functionality, allowing enterprise platforms to integrate utility comparison and switching technology directly into their customer environments. The commercial model includes commission-sharing economics tied to successful customer switches and ongoing platform utilisation.

Braiin expects the partnership to complement its broader UK expansion strategy, including its growing ecosystem across embedded distribution, tenant engagement, AI-powered property workflows, and recurring household monetisation infrastructure.

The Company believes the convergence of PropTech, embedded utilities, AI-driven customer engagement, and household commerce represents a significant long-term global opportunity as residential ecosystems increasingly transition toward intelligent digital infrastructure.

About Braiin Limited

Braiin Limited (NASDAQ: BRAI) is a global technology platform operating across AI, customer experience solutions, PropTech, and living infrastructure. Braiin’s ecosystem combines embedded distribution, intelligent automation, and recurring revenue platforms designed to support the lifecycle of the home and connected consumer services.

About Switchcraft

Switchcraft is a UK-based utility and telecom switching infrastructure provider offering white-labelled comparison and switching technology solutions for enterprise partners, platforms, and digital ecosystems.

Sources

●	Ofcom — UK Telecoms and Connectivity Market Reports
●	Ofgem — UK Energy Market Statistics and Consumer Switching Data
●	Propertymark UK Housing Insights Report
●	Grand View Research -- Global PropTech Market Report

Cautionary Note Regarding Forward-Looking Statements.

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein, including but not limited to such things as future business strategy, plans, and goals, and the expansion and growth of our business. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to” and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. Please see the risk factors included in the Company’s United States Securities and Exchange Commission filings, which could cause actual results and events to differ materially from those contained in the forward-looking statements. You are cautioned against attributing undue certainty to forward-looking statements. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance, or achievements may differ materially from those made in or suggested by the forward-looking statements in this press release. Any forward-looking statements made in this press release speak only as of the date of those statements. We undertake no obligation to update those statements or publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Investor Relations Contact

Lucas A. Zimmerman & Ian Scargill

MZ Group - MZ North America

(262) 357-2918

BRAI@mzgroup.us

www.mzgroup.us

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Core PR

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